SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gollog Reports 36 Percent Revenue Growth in 2007

São Paulo, February 22, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low-cost, low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), announced that Gollog, the airline’s cargo transport service, achieved 37.1 percent carried volume growth last year — an increase from 41,200 tons in 2006 to 56,500 tons in 2007. Gross revenue also increased 36.4 percent, from R$ 126 million to R$ 172 million over the same period.

Gollog’s strong performance is the result of its low cost, low fare business model, unique service offering and extensive route network. Additionally, Gollog’s use of the electronic air-way bill (AWB), issued through the web from any city in Brazil, not only saves customers time and fuel but also provides them with a convenient, safe and reliable way to access information and track their cargo in real-time. “We’re pleased with our performance in 2007, when we opened new bases, enhanced our service offering and expanded our network both domestically and internationally. We were also able to leverage new cargo space through VRG’s aircraft, which was added to our fleet following the April 2007 acquisition,” says Tarcísio Gargioni, vice president of marketing and services at GOL.

Since beginning operations on January 30, 2001, Gollog has transported nearly 180,000 tons of cargo and issued over 2.6 million AWBs. The incorporation of VRG’s fleet will allow the Company to further increase capacity. Through VRG’s operations, the airline group’s cargo transport service will reach Mexico and new destinations in Europe under the Gollog brand.

Gollog owns two storage facilities—one at Congonhas Airport in São Paulo and another at Cumbica International Airport in Guarulhos—employing a staff of 112. It also operates 49 franchised locations across Brazil: São Paulo – São Paulo, Guarulhos, São José do Rio Preto, Ribeirão Preto, Campinas and Arouche / Sergipe – Aracajú / Pará – Belém, Marabá and Santarém / Distrito Federal – Brasília / Roraima – Boa Vista / Mato Grosso – Cuiabá / Mato Grosso do Sul – Campo Grande / Paraíba – Campina Grande and João Pessoa / Rio Grande do Sul – Caxias do Sul, Porto Alegre / Paraná – Curitiba, Foz do Iguaçu, Londrina and Maringá / Acre – Cruzeiro do Sul and Rio Branco / Santa Catarina – Florianópolis, Chapecó, Navegantes and Joinville / Ceará – Fortaleza and Juazeiro do Norte / Rio de Janeiro – Rio de Janeiro / Goiás – Goiânia / Maranhão – Imperatriz and São Luiz / Bahia – Ilhéus and Salvador / Amazonas –Manaus / Amapá – Macapá / Alagoas – Maceió / Rio Grande do Norte – Natal / Minas Gerais –Uberlândia, Confins and Pampulha / Tocantins – Palmas / Pernambuco – Petrolina and Recife / Rondônia – Porto Velho / Piauí – Teresina / Espírito Santo – Vitória.

The combined fleet of 201 vehicles collect and deliver cargo in nearly 400 cities across Brazil. The Company plans to open three additional bases in 2008: São Paulo – São José dos Campos and Presidente Prudente / Pernambuco – Fernando de Noronha.

Internationally, Gollog serves 10 destinations: Buenos Aires, Cordoba and Rosario (Argentina), Assuncion (Paraguay), Santiago (Chile), Lima (Peru) and Santa Cruz de la Sierra (Bolivia), in South America; Madrid (Spain) and Paris (France), in Europe; and Mexico City (Mexico), in North America. Gollog plans to begin operations in Montevideo (Uruguay), Bogota (Colombia) and Caracas (Venezuela).

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In April, GOL will implement a new cargo transportation process control system, Unisys’ HORUS/LMS (Logistics Management Systems). Used by some of the world’s leading airlines, the system reduces direct IT costs and increases customer service and cargo transport efficiencies, improving the Company’s revenue management. Additionally, it is adaptable to the Company’s existing processes and easily integrated to customers’ and agents’ systems, following the main models in the market. The HORUS service is available throughout the year and ready to absorb Gollog’s domestic and international cargo transport demand, which has significantly increased with the acquisition of VRG. Additionally, the system complies with all American, European and Brazilian import and export rules for cargo transport.

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Brazil & Latin America
E-mail: ri@golnaweb.com.br	Ph: (5511) 3169 6967
Site: www.voegol.com.br/ir	E-mail: comcorp@golnaweb.com.br
U.S. & Europe
Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.